Barry J. Miller PLLC

7146 Pebble Park Drive

West Bloomfield, Michigan 48322

Tel.: +1 (248) 232-8039

Fax: +1 (248) 246-9524

E-Mail: bjmiller@bjmpllc.com

June 8, 2023

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cannabis Bioscience International Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-267039) – Amendment No. 3

Ladies and Gentlemen:

On behalf of my client, Cannabis Bioscience International Holdings, Inc. (the “Company”), I am responding to the comments from your Staff (the “Staff”) relating to Amendment No. 1 to the referenced Registration Statement (the “Registration Statement”) contained in the Staff’s letter dated February 8, 2023. In response to these comments, the Company has revised the Registration Statement and has filed a revised draft of the Registration Statement. The Registration Statement also contains certain additional updates and revisions.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response and a summary of the responsive actions taken.

Risk Factors, page 8

1.	We note your response to comment 2. Given that the Pharmacology University Business is dependent upon the existence of a national and international cannabis market, please include disclosure that describes the cannabis-related laws of each of the states, territories and countries in which you operate, as well as the associated risks to your company and investors. Also, given your disclosure that you have resumed classes in only Texas and Colombia, please clarify your discussion of your “operations and... personnel outside the United States in Mexico, Jordan, Ecuador..., Venezuela, Argentina and Brazil.”

Response:

We have revised to disclosed the cannabis-related laws in which the Company has operations. See page 11. We have added disclosure that indicates the nature of these operations in the last paragraph of “Consulting” on page 45.

2.	We note your disclosure on page 36 that you have been experiencing delays in payments by Sponsors and CROs. To the extent this has had, has or will have a material impact on your business, please include appropriate risk factor disclosure.

Response:

We have added a risk factor entitled “Delays in payments by Sponsors and CROs have affected and may continue to affect the Company’s cash flows” on page 10. Additional disclosure appears in the paragraph beginning with “Delays in payments by Sponsors and CROs have affected” on page 38.

Dilution, page 30

3.	Please reconcile the disclosure of 8,846,919,983 shares outstanding prior to the offering with the disclosure of 10,034,677,919 shares on page 7.

Response:

The number of shares shown as outstanding in “Dilution” is the number outstanding on February 28, 2023, which is the date of the financial statements from which the numbers used to make the calculations in that section were taken. The number of shares shown on page 7 will be the number of shares outstanding on the date of the prospectus. The same disparity will be found in Amendment 3, but with different numbers.

Because 625,000,000 shares of Common Stock have been issued since February 28, 2023, we have added a paragraph at the end of “Disclosure” setting forth the impact of their issuance on dilution.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 36

4.	Please revise the second paragraph on page 36 so disclosure of total revenue and accounts receivable for all periods presented agrees to the amounts reported in the financial statements. For instance, you disclose total revenues for the six months ended $219,162 in this section, but reported $214,980 on the Statements of Operations on page F-18.

Response:

We believe that these amounts are properly presented in Amendment 3.

Description of Business, page 37

5.	We note your response to comment 5. Please revise to clarify whether your investigators are employees of the company or have a different employment relationship with the company. In addition, please revise the disclosure in the Business section to provide the total number of full-time and part-time employees that you employ. In this regard we note that the current disclosure on page 44 identifies employees for the “Alpha Research” portion of your business. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Response:

We have amended in light of the comment for each business and for the Company as a whole. Please see page 45 (above the caption “Alpha Research Business”), page 46 (last paragraph, page 47 (second paragraph under the caption “Sleep Center Business) and page 49 (under the caption “Employees”).

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Education Services, page 41

6.	We note your response to comment 10 and your disclosure that your courses provide “CME and CLE credits.” Please clarify which professional organizations have approved your courses for CME and CLE credit and which state(s) has made CME and CLE credits available for doctors and lawyers taking your classes.

Response:

We have added disclosure on page 43 (last paragraph).

Plan of Distribution, page 66

7.	We note your response to comment 13 and reissue in part. Revise your statement that you “may offer unregistered shares of Common Stock to investors in private placements at prices per share that may be higher or lower than the public offering price” to clarify that this may be done only if federal securities laws, including Rule 152 under the Securities Act, permit you to do so.

Response:

We have revised in accordance with the comment. Please see page 69 (last paragraph before “Selling Stockholders”)

Index to Consolidated Financial Statements, page 71

8.	Please update your interim financial statements in accordance with Rule 8-08 of Regulation S-X.

Response:

We have updated in accordance with the comment.

Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page F-22

9.	We note you did not include a response to comment 15, so we are re-issuing this comment. Please disclose the significant payment terms on your contracts, such as when payment typically is due and whether the contract has a significant financing component. Refer to ASC 606-10-50-12. This comment also applies to the interim financial statements.

Response:

We have disclosed in accordance with the comment. Please see pages F-6 (second paragraph) and F-24 (second paragraph).

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10.	We note your response to comment 16, but are unable to locate the revised disclosure on page F-6 or F-22. Please advise or otherwise revise to disclose how you account for contract modifications. If you have different accounting policies for different types of modifications, please disclose all policies and when they are applicable.

Response:

We have added disclosure relating to accounting for contract modifications. Please see page F-7 (under the caption “Contract Modifications”) andF-24 (under the caption “Contract Modifications”).

11.	We note your response to comment 17, but are unable to locate the revised disclosure. Please advise or otherwise disclose, as applicable, information about remaining performance obligations at the end of the period in accordance with ASC 606-10-50-13.

Response:

We have added disclosure relating to remaining performance obligations. Please see page F-7 (under the caption “Remaining Performance Obligations”) and F-24 (under the caption “Remaining Performance Obligations”).

Exhibits

12.	Please file an English translation of Exhibit 10.10. Refer to Exchange Act Rule 12b- 12(d)(2).

Response:

We have inserted and English translation in front of the Spanish agreement.

Exhibit 5.1

13.	It appears that the revised opinion continues to identify an incorrect number of shares being offered by the company. Please revise or advise.

Response:

Exhibit 5.1 has been revised.

Please contact me if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Barry J. Miller

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